Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire
WA7 4QX UK
Tel: +44 (0)19 2851 8000
Fax: +44 (0)19 2851 8002
29 November 2007
VIA EDGAR and OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Mr. Jim B. Rosenberg

Re:	Protherics PLC
Form 20-F for fiscal year ended March 31, 2007
File No. 000-51463
Dear Mr. Rosenberg
Please find below the responses of Protherics PLC, a company incorporated under the laws of England and Wales (the “Company”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 17, 2007 (the “Comment Letter”).
For ease of reference, each comment contained in the Comment Letter is printed below in italic text and is followed by the Company’s response.
Form 20-F for fiscal year ended March 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Accounting Policies

Revenue Recognition, F-7
Comment 1. We are considering your response to prior comment four. You state in your response that “there is no guarantee as to the units Altana will sell or the revenue each product will achieve”. Please explain to us how your accounting related to the contingent revenue element, future products returns and the product replacement rights complies with IFRS. In particular, explain your basis for recognizing DigiFab revenues under IFRS when you are unable to reasonably estimate product returns. Also, explain to us why under IFRS the Company views the initial transaction with respect to DigiFab sales as a multi-element arrangement. Please cite the specific authoritative accounting literature under IFRS that addresses multi-element arrangements and supports your accounting treatment.
Response 1.
The Company’s revenue from product distributed by Altana consists of two discrete amounts:
•	The majority of the revenue is earned on the shipment and transfer of title of the product from the Company to Altana.

•	A second smaller amount becomes due contingent upon Altana shipping, and passing title of, the goods to a third party. This second amount is based upon the end selling price achieved by Altana to their third party customer. If the product expires prior to Altana selling the unit to a third party, no second amount would be earned by the Company.
At the point of shipment of product from the Company to Altana, the Company satisfies all five conditions of IAS 18 paragraph 14. In our letter to the Staff dated September 27, 2007 (the “September 27 Letter”), we set out the reasons why we believe the Company has satisfied all five conditions. Consequently, the amount due on shipment by the Company is recognized as revenue under IFRS. IAS 18 is not prescriptive on the accounting treatment of partial contingencies. The Company has therefore based its revenue recognition policy as it relates to the second payment described above by considering the definition of an asset in the Framework and recognized revenue at the point Altana passes title of the goods to the third party, which event triggers a contractual liability to the Company and an asset that the company controls.
Altana distributes two products on behalf of the Company, CroFab and DigiFab. In the case of CroFab, Altana has no right of return, replacement or discount. In the case of DigiFab, there is a limited right to a discount on a future purchase, in addition to the above terms of sale. Under this limited discount right, Altana has a right to purchase one unit of replacement product from the Company, at a discount, for each unit returned to them by their customers on expiry of the product shelf life. If any unit of product has not been sold by Altana before expiry, Altana has no right to a discount related to that unit. This discounted price for DigiFab replacement units exceeds the Company’s cost of producing the replacement unit but is significantly less than the normal selling price.
In regard to product replacements and future discount rights, while IFRS does not use the term multi-element arrangement in its literature, paragraph 13 of IAS 18 does specify that, in certain circumstances, it is necessary to apply the recognition criteria to separately identifiable components of a single transaction in order to reflect the substance of the transaction. The Company considers that the sale of DigiFab to Altana consists of two deliverables (i.e. multiple components), the first being the physical product and the second being the right to a discount on purchases of replacement product.
To estimate the amount of revenue to allocate to the right of the future discount, the Company has data from eight batches sold during the year ended 2004, for which the current shelf life expired during the fiscal year ended March 31, 2007. The Company used that historical data as a basis to estimate the fair value under IAS 18.9 of the right to the future discounts that would be anticipated for all shipments made to date where the right of future discount had not expired, and deferred an appropriate percentage of revenue based on that allocation of revenue between the two deliverables. The Company calculated the revenue allocation to the future discount rights by using the average percentage of units returned per batch, applied to the discount to be received in the event of claim by Altana, multiplied by the number of units sold for which the right of return had not expired at the period end. This element was then deferred and will be released on a batch by batch basis once the right to future discount has lapsed or the Company has honored the discounted sales associated with that batch.
This method can be illustrated in the following example. If 50,000 units had been shipped to Altana in several batches and, upon expiry of all the batches, Altana had received 1,000 returns, it would then be entitled to request 1,000 discounted units from the Company. This would equate to 2% of the original shipments. The Company would then calculate the fair value of the discount that would be offered, for example, if the undiscounted revenue is £150 per unit and discounted revenue is £50 per unit, the value of the discount per unit would be £100. Therefore the total discounts would equal £100,000 for the total number of units shipped (50,000) and would equate an amount of allocated revenue for expected future discounts of £2 per unit. This £2 is therefore deferred for all units shipped from batches where the future discount rights had yet to expire.
Under US GAAP, SFAS No. 48, Revenue Recognition when Right of Return Exists, indicates that an absence of historical experience with similar types or sales of similar products may impair the ability to make a reasonable estimate of returns. While US GAAP generally leads the Company to defer revenue until a two-year record of historical experience is established, the IFRS Framework establishes principles under which the Company judges if the estimated fair value of each component is reliably measurable, particularly in circumstances where it is reasonable to conclude that the fair value of that return right is not significant. The Company anticipates that it will have accumulated sufficient historical experience to make an estimate in accordance with US GAAP in year ended March 31, 2008.
Critical Accounting Judgment, page F-12
Comment 2. Please refer to prior comment five. Your proposed new disclosure excludes much of the information provided supplementally in your response, which we believe would be beneficial to investors. Please provide it to us in a disclosure-type format, particularly the specific factors considered by the Process Manufacturing and Supply Committee in approving the £10 million milestone payment, the specific factors considered in recognizing the £10 million milestone payment and the specific factors considered in recognizing the £16.3 million payment received from AstraZeneca.
Response 2.
The Company considers that its IFRS accounting policies should represent the overall policies which would be applied whereas the matters to which you refer would be more appropriate in Note 3 “Critical Accounting Judgements”, which reflects the application of these policies. This note already provides some disclosure of these matters, however, in order to provide additional clarity to investors, the Company, in future filings, will revise its disclosure in Note 3 “Critical Accounting Judgements” to read as follows:
“3. Critical Accounting Judgements
In the process of applying the Company’s accounting policies, described in note 2, management has made the following judgements that have had the most effect on the amounts recognised in the accounting statements:

Revenue recognition
As described in note 2, it is the Group’s policy to recognise non-refundable upfront payments over the period in which any performance obligations are satisfied. During the year ended 31 March 2006, the Group received £16,300,000 from AstraZeneca UK Ltd in a Patent and Know-How License Agreement for CytoFab. The Company considers that its obligations under the license agreement consist of the license, provision of development services, regulatory support and steering committee participation. The Company considers that the development services and the regulatory support it can supply will cease with the approval of CytoFab by the FDA and while the steering committee continues to operate after product approval by the FDA, the Company has received confirmation that its participation after this date would become voluntary. Based on the clinical development plan to be undertaken by AstraZeneca, the Company currently estimates that its performance under the agreement will be completed over the period to December 31, 2012 and, therefore, is recognising the £16,300,000 on a straight line basis, over the estimated performance period.
During the year ended March 31, 2007, the Group earned a £10,000,000 milestone from AstraZeneca UK Limited which has been recognised as revenue in the year since the Company considered this a substantive milestone for which the earnings process had been completed. This milestone was payable upon the decision of the Process Manufacturing and Supply Committee to progress the Process Science Programme to the manufacture of the first full commercial scale batch of CytoFab, the decision reflecting AstraZeneca’s acknowledgement that the Company had successfully developed a commercially viable manufacturing process capable of providing material for clinical trial and also subsequent launch. The previous methods applied by the Company had used alternative processes and techniques that were not commercially viable and had such development failed, no further amounts would have been received under the agreement. The Company considered the non-refundable nature of the milestone along with risks set out above, the substantial costs and efforts incurred in its achievement over a fourteen month period, and considered that this satisfied the criteria used to determine whether a milestone is substantive as set out in its accounting policies.”
Critical Accounting Judgment, page F-12
Comment 3 . We acknowledge your response to prior comment five. However, we continue to have difficulty in understanding how your revenue recognition accounting policies comply with authoritative guidance. Please provide us with a description of all your contractual rights and obligations including the performance period, all deliverables and cash flows as stipulated within the AstraZeneca agreement. Explain how you complied with IFRS and U.S. GAAP technical literature in your accounting for the AstraZeneca licensing arrangement, which you describe in your response as “a revenue arrangement with multiple deliverables under both US GAAP (EITF 00-21) and IFRS”. Address IFRS and U.S. GAAP separately and tell us why you apparently concluded that there are no differences between these accounting bases for the AstraZeneca arrangement. With respect to your U.S. GAAP analysis, please also address the following:
•	Identify each unit of accounting pursuant to EITF 00-21, the revenue recognition method you employ for each unit, and the basis for using each revenue recognition method.

•	If you have bundled several deliverables into one single unit of accounting describe how management determined the revenue recognition model to be used for this single unit of accounting.

•	It appears that you have an obligation to participate in several committees defined within the Agreement without a specifically associated cash flow stream. Describe how you have incorporated what appears to be an obligation of the company into your EITF 00-21 analysis.
     In addition, explain under both accounting bases the nature and duration of the “period of the earnings process” that you expect will underlie the “£161 million on the achievement of further milestones”. We understand that payments of “up to £161 million on the achievement of further milestones” will initially be deferred as compared to the £10 million payment received from AstraZeneca, which was immediately recognized.
Response 3.
Section 6 of the Patent and Know-How License Agreement (the “AZ Agreement”) sets out the following points on which the Company would be due payments under the arrangement (defined terms are those used in the agreement):
     Upfront fee
1.	within one business day of the effective date of the AZ Agreement;
     Pre-development milestones
2.	upon the decision by the Process Manufacturing and Supply Committee (or Steering Committee) to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the Product;

3.	upon the commencement of the first Phase III Trial;
4.	upon the decision by the relevant Person to continue the first Phase III Trial after the first interim analysis of the Clinical Outcomes of such Phase III Trial;
5.	upon the filing of the first application for the first Health Registration Approval with respect to the Product for use in the Primary Indication, wherever in the Territory;
     Post-development milestones
6.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in the United States;

7.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in any Major European Country;

8.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in Japan;

9.	upon the grant of the first Health Registration Approval of the Product for use in the first Secondary Indication in any Major Market;
     Manufacturing agreement and royalties
10.	upon shipment of commercial Product manufactured by the Company for sales post launch; and

11.	royalty on net sales of the Product achieved by the Licensee following launch.

In return for the above, the Company considers that the AZ Agreement provides the following obligations.

	Obligations	Performance period	Deliverables	Cash flows

A.	Delivery of know-how and regulatory documentation	All current documents and know how provided in early period post effective date with additional support provided until receipt of marketing approval by the FDA after which the Company will have delivered all support it is able to provide	Provision of documentation and internal resource for no fee, although certain out of pocket expenses may be recovered for attending specified meetings	Payments 1, 3, 4 and 5 (listed above)

B.	Development of a manufacturing process as set out in the Process Science Agreement	Period to date at which Process Manufacturing and Supply Committee (or Steering Committee) agreed to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the product	Develop a robust manufacturing process to produce two batches of product to agreed specification	Payment 2 (listed above)

C.	Provision of material for phase III clinical trial	From completion of obligation B up to completion of phase III clinical trial	Manufacture of commercial batch of material	Payments 1, 3, 4 and 5 (listed above)

D.	Participation in Steering Committee and Alliance Manager	From inception to the receipt of marketing approval by the FDA	Attendance and participation at meetings	Payments 1, 3, 4 and 5 (listed above)

E.	Infrastructural improvements and contract manufacturing	Delivery of product for launch and beyond	Manufacturing capacity and product	Supply payments and royalties
Other terms of the AZ Agreement
The AZ Agreement contains the following additional terms:
Section 24: Global Product Team — The Global Product Team is an information exchange meeting held at least once every six months and attendance by telephone is permitted. The AZ Agreement does not specify the exact membership of the team and there is no obligation that the Company participate in these meetings. Since signing the AZ Agreement, the Company has not participated or contributed to these meetings. Therefore this is not considered to be an obligation under the AZ Agreement.

Section 25: Process, Manufacturing and Supply Committee — the Company has determined that the manufacturing and supply of commercial product falls into a separate component / element for income recognition purposes and would operate under the terms a the Manufacturing and Supply Agreement.
In regard to Process Science element of this Committee, the Company has an obligation to participate in these committees, however these obligations cease at the end of the Process Science Agreement, which was agreed at the effective date of the AZ Agreement and is anticipated to be completed well in advance of FDA approval.
Section 7: Capacity Investments — The AZ Agreement requires the Company to incur any column scale up costs in order to undertake the Process Science Agreement as discussed above. These deliverables are included in obligations 2 in the table above.
Section 15: Maintenance and Prosecution of Patents — The AZ Agreement requires the Company to use all reasonable endeavours to file, prosecute and maintain the patents for which costs are shared. The Company does not consider this an obligation specific to the AZ Agreement.
Section 16: Enforcement and Protection of Patents and Joint Patents — Any enforcement/protection of the patents is at the expense of AstraZeneca unless AstraZeneca does not wish to protect the patent, in which case the Company has the option of stepping in to defend these at its own cost. If the costs of defending are in excess of the settlement obtained, these are deducted from subsequent royalties and milestones. Again, the Company does not believe that defending its patents is a deliverable under the arrangement.
Section 17: Third Party Rights — If it is necessary for a license to be taken out from a third party due to potential infringement, the costs of this are deducted from royalties or subsequent milestones. Again, the Company has no indication that third party rights have been infringed and thus this is not considered to be an obligation under the AZ Agreement.
US GAAP treatment for the milestone payments listed in Section 6 of the AZ Agreement
Under EITF 00-21 Revenue Arrangements with Multiple Deliverables, it is necessary to consider whether deliverables should be divided into separate units of accounting by considering the factors set out in Issue 00-21, and specifically paragraph 9:
a.	The delivered item(s) has value to the customer on a stand-alone basis. That item(s) has value on a stand-alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).
c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
In essence, the arrangement with AstraZeneca can be analyzed into three deliverables that the Company considered for separation: (1) License (obligation A in the table above), (2) research and development (R&D) services (including the provision of know-how, material for phase III clinical trials and steering and other committee participation — obligations B, C and D in the table above) and (3) contract manufacturing (obligation E).
The license deliverable does not meet the first criterion for separation as it does not have stand-alone value to AstraZeneca. Because the end product (CytoFab) has not yet been developed, the license is of no value to AstraZeneca without the R&D activities required by the overall agreement, using the Company’s proprietary technology and know-how. Likewise, AstraZeneca could not sell the license on a stand-alone basis to another party.
On a combined basis, however, the license and R&D activities do have stand-alone value since AstraZeneca could sell that combined unit of accounting to another party.
The Company believes that the contract manufacturing deliverable could be provided by other contract manufacturers as the AZ Agreement gives AstraZeneca the right and all the required knowledge to manufacture the product.
The combined unit of accounting (license and R&D activities) also meets the second criterion for separation from the contract manufacturing because the Company believes that contract manufacturing will be provided at least at fair value. This is supported by the fact that, during the negotiations on the AZ Agreement, the Company had estimated a range of manufacturing returns based on varying assumptions and that, even with reasonable sensitivities, these were at least consistent with those of a sub-contract manufacturer. As such the contract manufacturing element of the arrangement is considered to be separable from the combined license and R&D arrangement.
As the Company does not have evidence of the fair value of the license and R&D services on a stand-alone basis, the Company’s method of allocating the arrangement consideration is the residual method because fair value evidence exists for the contract manufacturing, but not the combined unit of accounting. None of the upfront or milestone consideration will be allocated to the contract manufacturing deliverable.
There are no general rights of return under the AZ Agreement. Taking the actual payments received and to be received:
£16,300,000 upfront, non-refundable payment
The initial payment has been deferred and amortized over the expected term of the Company’s continued involvement in the R&D process. Changes in estimates of the timeline are recognized prospectively. As noted above, the upfront fee is being taken to income over the period of involvement by the Company in the development of CytoFab. The Company considers that this period of involvement will end once the first indication has been approved by the FDA. The clinical development plan is to be undertaken by AstraZeneca, and based upon this plan, the Company estimated that its performance under the AZ Agreement will cover the period to December 31, 2012, this being the anticipated date of FDA approval.
£10,000,000 milestone on approval to commence 3,000 litre batch for commercial trial
As noted in our September 27 Letter, the Company distinguishes between pre-development milestones involving substantive effort (in terms of time, cost and manpower) by the Company and those pre-development clinical milestones that are largely under the control of AstraZeneca. These are referred to herein as the “substantive efforts” milestone and the “clinical development” milestones respectively.
Under the Company’s accounting policy, milestones will be treated as “substantive efforts” milestones if the following criteria have been satisfied:

•	The milestone payments are non-refundable

•	The achievement of the milestone involves a degree of risk that was not reasonably assured at the inception of the arrangement

•	Substantive effort is involved in achieving the milestone

•	The amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone

•	The time that passes between the payments compares to the effort required to reach the milestone
Provided that the above criteria are met, the Company believes that the fees earned if it reaches “substantive efforts” milestones represent performance bonuses that are contingent only on performance of the specified R&D services. Therefore the milestone is recorded as revenue in full upon achievement of the milestone.
We addressed each of the above criteria in our September 27 Letter which concluded that the £10m milestone was substantive. The achievement of this milestone was set out in the Process Science Programme based upon the Company’s completion of pre-defined steps to develop a manufacturing process and prove the process by producing two 600 litre batches. Under the Company’s accounting policy, this “substantive efforts” milestone payment was recognized as revenue when the milestone was achieved, and the milestone payment became due and collectible.
“Clinical development” milestones
Under the AZ Agreement, AstraZeneca is solely responsible for the clinical trials, regulatory approval process and sales and marketing activities, including absorbing the costs of such activities. On review of the payments described under 3 to 5 above, the Company does not consider that these would constitute “substantive efforts” milestones in view of the level of cost and manpower efforts expected to be dedicated by the company to achieving the specific milestone concerned. When a “clinical development” milestone is achieved, a portion of the milestone revenue equal to the amount of progress toward completion will be recognized. The balance will be added to the remaining deferred revenue from the initial upfront payment, plus any previous milestones, and amortized over the future periods to completion.
It is anticipated that milestone payments 6 to 9 will occur after FDA approval of CytoFab and therefore, after all our obligations under the AZ Agreement have been satisfied. Therefore, such milestones will be recognized on receipt.
IFRS treatment for the milestone payments listed in Section 6 of the AZ Agreement
Under IAS 18 Revenue, it is necessary to consider by reference to paragraph 13 whether the recognition criteria in the standard should be applied to the separately identifiable components of a single transaction in order to reflect the substance of that transaction. IAS 18 does not give guidance on what it means by “separately identifiable components”. The Company used its judgement to determine that the separately identifiable components should be a license, with associated and inseparable obligations, and contract manufacturing.
Having determined that the first component is a license and associated obligations, it is next necessary to consider IAS 18’s requirements in relation to recognition of revenue from licenses — in other words the use by others of the Company’s assets. IAS 18 uses the terms “royalties” to describe income generally from the use of long-term intangible assets of an entity, for example patents (paragraph 5b); further, example 20 in the appendix to IAS 18 illustrates that license fees, whether up front or contingent, fixed, variable or non-refundable are all considered by reference to the same principles.
Paragraph 30b says that “royalties” from the use by others of the company’s assets shall be recognized on an accruals basis in accordance with the substance of the relevant agreement. Further guidance is provided in paragraph 33, which indicates that usually revenue is recognized in accordance with the terms of the agreement, unless it is more appropriate to recognize revenue on another systematic or rational basis. Example 20 illustrates that revenue received up front may be regarded as a sale if the licensor has no remaining obligations to perform and that contingent revenue should normally be recognized when the contingent event occurs.
As the Company has obligations to perform until FDA approval is achieved and taking account of the guidance in example 20, the Company determined that the revenue received up front should not be recognized immediately as a sale. The Company also determined that the revenue received on a milestone basis was contingent, and should not be recognized until the milestones had occurred. In order to determine when and how the revenue received up front and on a milestone basis should be recognized the Company considers the substance of the arrangement.
As there is no specific guidance in IAS 18 on how substance may be determined, the Company refers to IAS 8.10-12 in setting its policy. In determining this aspect of its policy, the Company considers principally the guidance in IAS 18 regarding the recognition of revenue in relation to services. Paragraph 25 of the standard distinguishes services provided through indeterminate number of acts over a period of time from those that relate to a significant act. The Company judges whether a milestone represents a significant act, considered to be equivalent to “substantive efforts” as described above under US GAAP, by considering whether the efforts and risks involved in achieving that milestone are substantive (see policy above). The remaining revenue is viewed as earned through indeterminate acts over the period for which services are required, but only recognized when no longer contingent. The same manner of recognition and estimates of completion of the services were made as under US GAAP.
£16,300,000 upfront, non-refundable payment
In line with the Company’s accounting considerations described above, this amount has been deferred and is being recognized as revenue over the period in which the service is to be performed. As with US GAAP, the Company concluded that its performance obligations end on the estimated date that CytoFab receives FDA approval — that being December 31, 2012.
£10,000,000 milestone on approval to commence 3,000 litre batch for commercial trial
As with US GAAP and in line with the Company’s accounting considerations described above, the Company considers this milestone to be a significant act and revenue was recognized upon the satisfaction of the criteria set out in paragraph 20 of IAS 18.

We trust that these detailed responses provide you with the additional information you require.

Protherics PLC
/s/ Rolf Soderstrom
By: Rolf Soderstrom
Title:	Finance Director

cc:	Andrew J. Heath, Chief Executive Officer
Frank Wyman, Staff Accountant
Don Abbott, Senior Staff Accountant